Exhibit 99.1

Brian Hartzer Group MD Personal Personal Division Discussion Pack Australia and New Zealand Banking Group Limited July 2006

Personal Division Overview



CEO
Personal
Institutional
New Zealand
Mortgages
Consumer Finance
Investments & Insurance
Banking Products
Esanda
Retail Banking
Regional, Rural and Small Business
Pacific

Strong Divisional Revenue growth driving 1H06* performance



11%
7%
16%
Rev.
Exp.
NPAT

Product business performance*

Business	NPAT Growth
Mortgages	21%
Consumer Finance	12%
I & I	18%
Banking Products	12%
Regional & Rural	12%

ANZ

Note: Esanda, Pacific and Small Business effective May 2006

**growth Mar06 v Mar05, Personal Division at 31/03/06*

2

Success in Personal due to an effective business system Strategy Products & Distribution Brand Investment Customers Financial Performance Employees “More Convenient Banking”

Un-banked Prime 20% - 30% 70% - 80% Premium ANZ brand for non-price driven segments Use other brands for other segments Defend share via price where necessary Price Driven Service Driven Emerging Prime Sub Prime Strategy starts with clear segmentation

Customer insights led to "More Convenient Banking"

Why should customers bank with ANZ (and not somebody else)??



Key Decision Factors for Customers
(importance out of 10)
Important, but not dominant
Low fees
8.5
Branches convenient
8.2
Straightforward fees
8.1
Staff engaged
8.0
Access to ATMs
7.9
Recommendation
6.0
ANZ offering a/c
5.8

People increasingly "time poor" – looking for convenient, simple solutions

ANZ

5

Success in Personal due to an effective business system Strategy Products & Distribution Brand Investment Customers Financial Performance Employees “More Convenient Banking”

We have invested in our employees and our culture…Delivering on our commitment to cultural change (% Personal employees completed “Breakout” program) Significant investment in employees, largely frontline 1,124 new employees (up 13%) 33% 53% 1H04 1H06 9,799 8,675 1H04 1H06

…resulting in a highly engaged workforce

Dramatic shift in staff satisfaction
("am I satisfied working at ANZ?")


100%
80%
60%
40%
20%
0%
Positive Responses
Negative Responses
88%
57%
20%
4%
1999
2000
2001
2002
2003
2004


Shift to "engagement"

High levels of engagement across the Personal Division


66%
60%
51%
Personal Division
ANZ Group
Banking Benchmark

Branch Manager engagement


82%
86%
2004
2006

8

Success in Personal due to an effective business system Strategy Products & Distribution Brand Investment Customers Financial Performance Employees “More Convenient Banking”

Specialization has delivered product and service excellencePersonal Investor Awards Home Lender of the Year Low Doc Money Saver of the Year Premium Banking Package of the Year “People’s Choice” award Money Magazine Awards Money Minder of the year (Savings & Transactions Accounts) Home Lender of the Year Personal Banking Website of the Year

Expanding distribution to improve convenienceNew Branches and ATMs 11 Branches & 134 ATMs added during 1H06 Target: 80 new branches by 2007700720740760780800Sep-04Mar-05Sep-05Mar-069001,0501,2001,3501,5001,6501,800Branches (LHS)ATMs (RHS)

Success in Personal due to an effective business system Strategy Products & Distribution Brand Investment Customers Financial Performance Employees “More Convenient Banking”

“Proof points” starting to differentiate ANZ brand… Call Centres open 24/7More ATM locations in key areasFirst major bank to launch Visa Debit card

...which drives future acquisition and retention

Improved "Trial Intention"
(Day to Day Transaction Accounts*)



%
25
20
15
10
5
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
ANZ
Major Peer Average

Lowest propensity to defect#



50%
40%
30%
20%
10%
Sep-02
Sep-03
Sep-04
Mar-05
Sep-05
ANZ
Bank 1
Bank2
Bank3

ANZ

*Wallis Consulting Group, 6 month rolling average # Roberts Research Group

14

Success in Personal due to an effective business system Strategy Products & Distribution Brand Investment Customers Financial Performance Employees “More Convenient Banking”

Highest customer satisfaction of any major bank, and closed gap on Regionals… Overall customer satisfaction (Main Financial Institution*)Closest major peer (NAB) % *Source: Roy Morgan Research – Main Financial Institution Satisfaction #% Satisfied (very or fairly satisfied), 6 monthly moving average 5055606570758085Sep-96Mar-97Sep-97Mar-98Sep-98Mar-99Sep-99Mar-00Sep-00Mar-01Sep-01Mar-02Sep-02Mar-03Sep-03Mar-04Sep-04Mar-05Sep-05Mar-06ANZPeer BanksRegional Banks

…leading to higher share of wallet and market shareShare of wallet (traditional banking products*) 8.1% 49.2% 51.9% Tight peer range 2.4% *Source: Roy Morgan Research – Traditional Banking 12 monthly moving average 3.1% 2.5% 1.1% 4.4% Market Share Gap 40.7%49.4%43.9%50.4%ANZPeer Ave.Mar-04Mar-069.9%11.1%10.7%11.4%14.2%13.2%12.5%14.3%Mar-03Mar-04Mar-05Mar-06ANZ# 2 peer

Success in Personal due to an effective business system Strategy Products & Distribution Brand Investment Customers Financial Performance Employees “More Convenient Banking”

Non price led strategy delivering attractive growth…Note - size indicates Net Interest Income contribution of net growth (i.e. growth (A$b) x margin) ANZ FUM Growth* (%)Margin on net FUM*6 months ended 31 Mar 06 Source: Company documents, Roy Morgan, ABA market share, ANZ Banking Products analysis Peer 1 Peer 2 Peer 3 Peer 4 Retail Deposits – FUM Growth v Margin 0%1%2%3%4%5%6%7%0.00%0.20%0.40%0.60%0.80%1.00%1.20%

...resulting in sustainable revenue and profit growth



Actively managing the Revenue/Cost "jaws"...
9.3%
7.3%
10.9%
9.0%
11.5%
7.3%
Jaws
1H05
2H05
1H06
Income Growth
Expense Growth



...is delivering strong profit momentum (pcp)
12.4%
12.7%
15.9%
1H05
2H05
1H06

*pcp growth 1H06 AIFRS, 1H05 & 2H05 AGAAP

ANZ
20

Growth varies significantly by State, and product


Mortgage Fum Growth
Sep-05 to June-06 annualised
25%
20%
15%
10%
5%
0%
11%
17%
14%
9%
24%
NSW
QLD
VIC / TAS
SA
WA


Retail Deposit Growth
Sep-05 to June-06 annualised
25%
20%
15%
10%
5%
0%
7%
8%
11%
8%
24%
NSW
QLD
VIC / TAS
SA
WA


Small Business Banking* - total FUM
12 months to June 06
60%
50%
40%
30%
20%
10%
0%
28.0%
36.0%
25.0%
49.0%
53.0%
NSW
QLD
VIC / TAS
SA
WA

Strong growth in Small Business banking reflects:

- Specialisation focus
- FTE has grown from 6 to 146 since 2004
- Growth from low base – current FUM ~$3b
- FUM ~90% deposits, ~10% lending

* Small Business are those customers with business needs up to $100k, and/or have no more than 5 employees

21

Summary No “silver bullet” explains ANZ’s Retail Banking success Our business system is delivering strong, sustainable growth We will continue to invest in “More Convenient Banking” Lots more upside in customer #s, wallet share, and efficiency

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.comor contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4091 e-mail: higgins@anz.com